Exhibit (a)(5)(D)
Press Conference Frankfurt, 08.10.2007
Herbert Heitmann
Good afternoon, Ladies and Gentlemen. My name is Herbert Heitmann. On behalf of the SAP management and our guest today, John Schwarz, CEO Business Objects, I’d like to welcome you to our joint SAP/Business Objects press conference here in Frankfurt. The conference is broadcasted, you can submit your questions from this moment on at press@sap.com and we will do our best to answer as much as we can. We only have one hour and it’s really hard end here, because the Financial Analyst Conference starts at 4 o’clock here and we need to switch the audience.
In a minute I will hand it over to Henning Kagermann, our CEO, who will explain to you what we did last night and why we did this and how it fits into our strategy, and John will then give his perspective from the Business Object side to this project that we just kicked off here. And Werner Brandt will then provide the details of this deal here afterwards. Then we are here for your question. With that I’d like to hand it over to Henning Kagermann.
Henning Kagermann
Thank you and welcome. You have seen yesterday that SAP has made an offer to acquire Business Objects in a friendly takeover, that’s why we both are sitting here today. There are many reasons behind that, I’ve summarized on the first slide the key ones: it’s definitely a top priority in IT spendings these days, Business Intelligence applications. It’s a unique opportunity that two market leaders, SAP in business applications and Business Objects in business intelligence applications, are joining forces. That drives significant and compelling synergies from a top line, because we can leverage each others capabilities, I will come to this later in detail. We can also leverage each others’ innovations and relationships.
There are also synergies on the bottom line, because we will share and leverage our infrastructure and our capacity. Overall, we will see the industry’s most comprehensive portfolio of business performance and optimization solutions in the market and we will offer these for companies of all sizes, in all geographies and over time for all industries. So that’s the reason why I said in the press release that I’m happy and looking forward to these, let’s say joint combination of market leaders, because it will benefit not only the shareholders, but in particular our clients and our employees.
Now, how does this fit from SAP’s point of view into our strategy. You know that a few years ago we outlined a Strategic Roadmap, which you see on the left-hand side. It was the idea to double our addressable market and we have identified a few years ago that there are three areas of accelerated growth. That’s our Business Process Platform, so the transformation of our product portfolio into a services-oriented architecture, so that all our applications are based on a Business Process Platform. Once that is done we expected that we can monetize the Business Process Platform by attracting ISVs. We have identified midmarket and we have also identified the business user solutions as the fastest growing segment.
Now, for each segment you need the right growth strategy and we have started at the bottom, the transformation of our Business Suite, which was focused on organic growth with a few minor tuck-in acquisitions. For industry solutions we have adopted a strategy of co-innovation. We have 27 industry solutions, where we grow organically, but we have a white space where we go with partners. It’s obvious that for the Business Process Platform it’s organic growth, because that’s our platform, and you have seen very minor acquisitions like Identity Management recently. And we will continue that.
In the midmarket we made also a small acquisition, Business One, but we have recently made a major organic growth move in bringing our SAP Business ByDesign to the market, our on-demand offering. Next generation architecture, but we have an indirect channel, so to some extend a kind of co-innovation as well.
Business Users solutions are something different from our point of view. It’s a very dynamic market with companies requesting solutions, which fit into every IT environment. It’s very end-user focused, it’s more like a consumer market. It’s about lean consumption, people expect that you embrace the latest and coolest technology. And therefore we decided that here we would go more with an acquisition strategy. If you remember, we made an acquisition of Virsa for Governance, Risk and Compliance. We did it recently with OutlookSoft, and I’m very happy that we have now this

Press Conference Frankfurt, 08.10.2007
opportunity to bring both market leaders together in order to accelerate our growth in this important segment. It’s the fastest growing of the three.
The question is: how does this fit? And we see each other very complementary. There is definitely a change in the nature of work. You all are seeing this, we see it as well. And if you look to this diagram, you see that if we look to a normal enterprise, to all potential users in an enterprise, you can distinguish the one side between task workers, people doing routine jobs every day, and more decision makers.
On the other side, if you are a task worker, you have very structured activities. If you think about putting in data for an order, but there are more and more ad hoc activities as well. Unexpected tasks, unexpected activities, more creative ones, where people look for solutions in order to increase the productivity of people. And then you have the same for the decision makers. Here is the most important piece where decision makers look how they can improve their productivity for their creative and decision-making task.
And you see here that both companies come from different angles. SAP as a market leader in enterprise applications per definition had to focus at the beginning on the corner, where we served task workers with structured activities. That’s where we are strong, where we cover nearly everything. And over the time we have started pushing out into these two dimension you see, so we have more and more added ad hoc activities into our end to end processes and we have more and more added capabilities to serve the decision makers.
And Business Objects is just coming from the other side of the equation and pushing also into these two segments. And now you see that the combination enables us to cover the entire space as fast as possible and better than anybody else. And this is important, because if you look to what our customers want, then they want more and more automation of transactional work — that’s what we deliver. On the other side there is a strong need for end to end processes, where we combine these more structured, creative activities and more questions for support of decision making and analytics.
So, now how are these offerings fitting together? This slide is a little bit complex, but I wanted to show you what’s on our plate today. We have a technology platform with a lot of technological innovations, which could be leveraged by Business Objects — just mentioning our BI accelerator and in-memory database, or our master data management. Very important steps we did here.
We have made a commitment to our clients that we will enrich the Suite by embedded reporting analytics and content. We have started to build cross-industry performance management suites, GRC, starting with the acquisition of Virsa. We have just started to build an enterprise performance management, others could be added. On top our industry solutions. For two industries we have already analytic offerings. Now we are looking forward to do the same for all the other 27 industries.
So, if you bring those together, you see here that this is indeed the perfect match for customers of both companies and for partners, because we complement each other. You see here that the overlap is pretty small. We guess that 40% of our clients are also Business Objects clients. And we have three areas of accelerated growth opportunities. One is that Business Objects now can leverage SAP’s technology capability and strength to come to the market with an even broader stand-alone offering, so that how they push into the open market, this push is stronger, and they can strengthen their market leadership there.
On the other side we have many clients asking for a highly, tightly integrated solution, where we integrate the transaction space with the analytical space. So here high integration is key, that’s point two. And then it’s obvious that together we can easily expand our customer base and exploit upselling opportunities.
So therefore, if you bring both portfolios together, you see that we will keep Business Objects as a stand-alone entity in order to exploit these horizontal, generic markets, where customers are requesting easy-to-consume analytical applications. You see here the stack, enterprise information management, the open business abstraction layer and the analytics application, coming from Business Objects. We will leverage our offerings, know-how transfer and bring embedded analytics in. As I

Press Conference Frankfurt, 08.10.2007
said, there will be open technology transfer, but we will not force Business Object to use SAP technology. They should be agnostic and run on nearly every technology environment, what they are doing today. And we will come up with a unified portfolio when it comes to cross-industry and industry specific analytical applications.
In summary we see the following key benefits for the market. I would like to start with Business Objects customers, the add value of SAP is clear: our capability, our reach, our relationships and that we will protect the investment. Business Objects can deliver analytics, which are now deeply enriched by business process and vertical domain expertise, coming from us, so they can enrich their portfolio with technology innovations from SAP, I mentioned them. And then definitely there is the availability of our leading application portfolio.
For our customer the added value is also very important. It’s a deep analytical and technical know-how we get from Business Objects. We can now deliver business processes, which are enriched by analytical applications, and we can in the end bring a more and more closed-loop process decision support process to the market.
The joint value proposition for joint clients: they have really wall-to-wall offerings for the business user. They will have lower TCO, because there will be one life-cycle management. We will leverage each others’ strengths in on-demand, the on-demand reporting from Business Objects and our new on-demand offering through SAP Business ByDesign. And there is a big synergy potential in the midmarket, because both are successful in the midmarket and both have a huge partner ecosystem, which we feel we can leverage to each others’ benefit.
That thing said, John it’s up to you.
John Schwarz
And I leave it at that and switch over to English. Despite my German name, my German language is not measuring up to my heritage. I’m delighted to have the opportunity to address you today as the future member of the SAP Group, representing the Business Objects Organization, the team, customers and obviously our investors. First, before I get into the specifics of my story, I’d like to share with you why we agreed to be acquired and I like to stress that the idea came from SAP, not from us. There were lots of rumors in the marketplace about us being shopped or looking to be acquired, that is not correct. We did not to be acquired, but we did respond to what was a very positive offer from our SAP colleagues.
Business Objects has been building value for its customers and for its investors by building open, broad, standards-based, heterogeneous solutions that were not dependent on any application or any data structure or any platform. That value is being protected and that’s the key reason why the combination of Business Objects and SAP is a great, great proposition for our customers, and ultimately for our employees.
We have been a fast growing company in the fastest growing segment of the software market place. The business intelligence market is now more than 10 billion $ worth of revenue and it is growing at about 10% per year. Business Objects participates in all segments of the business intelligence market place. We are the broadest participant, the company that has the largest portfolio of offerings in the BI-space.
But we have also built a very aggressive strategy for further growth beyond what the market offered in and of itself, and in fact, have a history of exceeding the market growth by about 50% faster rate than what the market actually grow by itself. We intend to continue to grow. And these are the five key strategies that allow us to do that, and I will talk about the integration with SAP just in a moment.
First of all, in the core of our strategy is the need to continue to extend our end to end BI solution. And the leadership, which we have achieved is very much dependent on our ability to continue to extend. The bringing together of the SAP organization and the Business Objects organization clearly makes that much stronger proposition. With SAP we instantly have access to master data management, we instantly have access to in-memory analytics, we instantly have access to governance, risk and compliance management, we instantly have access to the integration of the BW,

Press Conference Frankfurt, 08.10.2007
which is the largest business warehouse in the market with our analytics and our reporting capabilities.
So, a very strong story in the middle here. Secondly, we have a substantial services capability and this is a very important part of our portfolio as well, because customers typically require some help in the deployment and effective use of business intelligence solution. And this becomes especially important, as we begin to live on top of the SAP platform in the areas where we have a joint customers set. So, the combination of the services capability from Business Objects and from SAP gives us a much greater strengths in reaching the market.
This is by the way not to suggest that we somehow exclude our system integration partners from this opportunity. Between SAP and Business Objects we still cover a very small amount of all of the services that need to be offered and so we intend to continue the partner and continue to deliver very strong joint offerings through our SI integration organizations.
Beyond of these two core components of our strategy, there are three what I will call it break out strategies that we are pursuing. First and foremost we want to continue to expand our business in the midmarket. Midmarket is typically defined as customers that do about a billion dollars of revenue or less. There are literally hundreds of thousands of organizations like that around the world. We today generate about a third of our business from this market already and we have 3000 partner channel members if you will — partners in our channel structure.
SAP brings almost as many channel partners in their midmarket strategy, so the combined channel is greater than 5000 members. And in this midmarket area, which is under penetrated on both the business application solutions and the business user solutions, we think we can substantially accelerate by combining our offerings and working with our channel partners as one.
We also need to go and do a much better job in the global reach, if you will. We traditionally have been a strong here in the European business and a strong North American business, but we are building a capacity in Asia. Again, SAP has already a very strong presence in all of these markets and I think we can complement each other as we reach out to Japan and China and India, Taiwan, Vietnam, Thailand and other parts of the Asian continent.
Here we can complement each other also in the industry, in the sectors that we target. SAP has traditional strength in the process industries, in manufacturing, in utilities and organizations of that nature. We have traditionally done very well in the finance sector, for instance, or the health sector. And so, the cross combination of our vertical capability again becomes an important extension of our business.
And finally, the idea of new business models comes to mind. And Henning talked about the on-demand offering, where solutions are offered to customers on a hosted software-as-a-service basis, where instead of buying software and installing it on their own infrastructure, customers have the opportunity to in fact just plug in through a web access or through a browser to a service that provides the full rich capabilities that other customers are buying and installing in their own right.
And the combination and integration of that plus our information on demand offering, where we bring to the market data from third-party providers such as Dun & Bradstreet or Thompson and others, where you can integrate external information and internal information and deliver benchmarking statistics and the ability to compare performance — we think is another very strong opportunity to pursue.
So, as you can see, we feel we are pretty complementary to each other, obviously there is some work to be done in aligning the technology and aligning the services and sales, but nevertheless, this is a very strong statement. And the ability to operate within SAP as an independent or standalone business intelligence organization that allows us to target not just the SAP account set, but go beyond that, which is where we have always been, I think, this is an unbeatable combination. So, very pleased with this strategy and very much looking forward to have the opportunity to work in the framework of the SAP company.

Press Conference Frankfurt, 08.10.2007
Some the key points that we have always delivered, which I think are strengthened with a combination: first of all, the leadership that we have delivered will remain open, broad and integrated and integrated now not just within the Business Objects context, but also integrated with the SAP context. So we will be going to market in what we would call the L-Formation, integrated with SAP and horizontal across other platforms and domains.
Secondly, our best in class enterprise information management or data integration management solution will provide a significant value proposition to SAP customers as they bring data together from the internal SAP applications as well as from other applications in the enterprise, and potentially applications from their partners or customers or people outside.
We will together deliver to the market the leading CPM or corporate performance management, what we call enterprise performance management solution, by far, as we combine the strength of the SAP portfolio and the Business Objects portfolio. We have the opportunity to bring to the market world-class, embedded analytics as we take of the components that are the analytic pieces of our portfolio, and allow the SAP team to embed them in the process applications.
We will be extending the NetWeaver middleware platform with our components so that we can begin to share transactions or share data or share functions across that middleware layer much more easily, very importantly focusing on a common data integration platform or common — if you will — meta data or semantic layer. Critical solution for business users. And finally I talked about the on-demand opportunity. I think, this is a fast growth opportunity, we can ultimately expand it dramatically faster working together.
So, all in all, I’m very pleased to be here. I think my company will do very well in the context of the SAP organization, our shareholders are obviously pleased with the decision and now we need to make sure that our customers and employees remain pleased with the combination. Thank you and I would like to pass the word over to Werner.
Werner Brandt
Thank you, John, and good afternoon. Here are some details regarding the transaction. First of all, yesterday evening we have signed a definitive merger agreement — it’s better named a tender offer agreement with Business Objects and will shortly launch a direct cash tender offer for all outstanding shares of Business Objects at a price per share of 42 €. These 42 € represent a 20% premium over the Business Objects closing share price of last Friday, October the 5th, but if you look to the 3-month average share price of Business Objects, then the premium is roughly 33%.
The transaction volume, taking into account the transaction cost, will be slightly above 4.8 billion € and this does not take into consideration that we assume that Business Object will have cash in its balance sheet as per of the day of the closing of roughly 600 million €.
We will finance this transaction out of our available cash and we will borrow funds and we can maybe talk later about the proportions this might have. The minimum tender conditions for the offer is a majority of the issued and outstanding Business Objects shares, so it is 50% plus one share and other conditions include of course the antitrust and regulatory approvals. The offer is expected to commence within the next weeks, with the filing of the tender offer agreement with the AMF and later on in the US and is expected to close in the first quarter of next year.
We have agreed in this tender offer agreement that we would become entitled to a, what we call a break-up fee of 86 million € in the event that the transaction is not completed successfully and certain other conditions are satisfied. The next point we have listed here, and that’s our primary focus and this is very important: after the close of the offer is drive merger related revenue, the focus is on revenue and additional cost synergies and that Business Objects will be run as a separate entity business unit within our organization, then combined organization.
As I mentioned before, the closing of the transaction is expected within the first quarter of 2008, and if you look to the impact on our earnings per share, SAP’s earnings per share, then we see that on a US GAAP basis not eliminating any transaction related, acquisition related cost on the US, on a pure US GAAP bases will be accretive in year 2009 and beyond. And in 2008 itself, due to some one-time

Press Conference Frankfurt, 08.10.2007
acquisition-related expenses we will and expect midsingle digit decrease in our earnings per share, again on a US GAAP basis. So, this is an accretive transaction from a US GAAP EPS perspective. That’s all from my side, I think we can go to question and answers right away.
Herbert Heitmann
Thank you. First of all let me remind you and all of us that we, SAP, are still in our quiet period and would like to stay there, that means we only answer questions that are related to the topic the whole conference is about today. Second, the questions over the web should come into the e-mail account press@sap.com. So with that I would like to call for the first question. Please, here in the first row.
Audience, ZDF
Herr Kagermann, ich habe die herzliche Bitte, dass Sie bitte auf Deutsch antworten für das deutsche Publikum. Deswegen mag es sein, dass vielleicht das Eine oder Andere für Sie wiederholt wird, aber bitte in Deutsch. Vier Fragen hätte ich. Die erste würde sich beziehen auf Herrn Schwarz, der gesagt hat, dass die Kombination unschlagbar sei, die Sie beide eingehen. Warum ist die unschlagbar? Frage eins. Frage zwei: Was ist der strategische Ansatz, den Sie da haben? Hat sich im Markt der Business Software etwas verändert, was SAP möglicherweise verpasst hat oder verpassen könnte? Womit rechtfertigen Sie, als dritte Frage, den hohen Preis, jedenfalls ist es die heute Morgen festgestellte Meinung bei den Börsianern? Der Aktienkurs ist entsprechend schwach. Und schließlich, vorhin fiel mir auf, dass Sie hier links eine Brücke abgebildet haben, ich weiß es nicht, welche das war. Hat diese Brücke eine spezielle Bedeutung, nehme ich mal an? Danke.
Translation:
Mr Kagermann, I would like to kindly ask you to answer in German for the German audience. Therefore, it is possible that you might repeat a few things, but please in German. I have four questions. The first one would refer to Mr. Schwarz who said that the combination was unbeatable that you both enter. Why is it unbeatable? Question number one. Question number two: What is the strategic approach that you have there? Has anything changed in the market for business software that SAP has probably missed or might miss? How do you justify, as a third question, the high price, at least that’s the opinion of stock exchange operators stated this morning? The share price is correspondingly weak. And finally, earlier today I noticed that you have pictured a bridge here on the left, I don’t know which one that was. Does this bridge have a special meaning, I suppose? Thanks.
Henning Kagermann
Ich danke. Ich werde das zunächst auf Deutsch machen. Wir halten die Kombination für extrem attraktiv, weil sie zwei Marktführer zusammenbringen, die Marktführer sind in komplementären Bereichen. Das an sich wäre noch nicht wichtig, aber diese beiden Bereiche nähern sich. Das heißt, die Kunden erwarten eine Annäherung, eine Verbindung dieser beiden Themen. Ich hatte das versucht, indem ich erklärt habe, dass man wirkliche durchgängige Prozesse haben möchte, bei denen analytische Betrachtungen und Unterstützung in der Entscheidungsfindung eingebettet sind.
Translation:
I thank you. I will first do that in German. We consider the combination extremely attractive since it combines two market leaders that are market leaders in complementary areas. That alone would not be important yet, but these two areas are converging. That means that the customers expect a convergence, a combination of these two topics. I had tried that by explaining that one would like to have truly integrated processes in which analytical observations and support are imbedded in the decision making process.
Also wenn Sie wollen, eine Kohärenz, eine Konvergenz von zwei Bereichen, in denen wir beide Marktführer sind. Ich glaube, das ist schon ein Argument, warum man davon ausgehen kann, dass wir auf lange Zeit keinen finden im Markt, der auch nur annähernd ein ähnliches Portfolio dann an den Markt bringen wird.
Translation:
So, if you say so, a coherence, a convergence of two areas in that both of us are market leaders. I think that is already an argument, why you could expect that we won’t find anyone in the market for a long time that will launch a portfolio that is even close to ours.

Press Conference Frankfurt, 08.10.2007
Warum ist es ein strategischer Ansatz? Ich glaube, das habe ich mit der ersten Frage erläutert. Wir haben schon vor einigen Jahren dieses Segment des Business Users als ein strategisches Wachstumssegment identifiziert. Wir hatten aber noch viele andere Themen, die ich vorhin aufgeführt habe, und bei der SAP geben wir eigentlich immer in Schritten voran. Wir haben zunächst mal unsere Hausaufgaben in den anderen Bereichen gemacht, ich glaube sehr erfolgreich. Wir haben bewiesen, dass wir den Markt auch mit organischem Wachstum outperformen können und haben jetzt diese Gelegenheit genutzt, um schneller, als wir das ursprünglich geplant hatten, in diesen Markt zu gehen. Es ist der derzeit am schnellsten wachsende Markt in unserem Bereich.
Translation:
Why is this a strategic approach? I believe I have explained this with the first question. Already a few years ago we have identified the segment of the business user as a strategic growth area. But we also had several other topics which I mentioned earlier and at SAP we usually make one step after the other. First of all we did our homework in other areas, and I believe very successfully. We have proved that we can outperform the market with organic growth and we have taken the chance to expand into this market much faster than originally planned. It is the fastest growing market in our area..
Weil es ein strategischer Ansatz ist und weil, wie unser CFO gerade erklärt hat, diese Transaktion schon ab 2009 und später sich positiv auf unsere Earnings per Share auswirkt, glaube ich, rechtfertigt sich der Preis. Und die Brücke, kann ich zurückkommen, ist sicherlich mit dieser Transaktion etwas, was zwischen diesen beiden, doch in der Vergangenheit etwas getrennten Lagern zwischen analytischen Applikationen und Transaktionsapplikationen, dass jetzt etwas Gemeinsames verbunden wird.
Translation:
Because it is a strategic approach and because this transaction will have a positive impact on our EPS as of 2009 and later on — as explained by our CEO earlier — I believe the price is justified. And the bridge, let me get back on this, is certainly something in regard to this transaction, referring to the in the past separate camps of analytical applications and transaction applications, that now something will be connected.
Muss ich das jetzt auf Englisch noch?
Translation:
Do I have to repeat this in English?
Herbert Heitmann
Maybe just as a summary. There were four questions, what was meant when John Schwarz said, the combination is simply unbeatable, whether this is a shift in the strategic intent of SAP and how to justify the price. And Henning, I would say, Henning, you reused your answers or statements from the presentation to explain that. Indeed, this combination is unbeatable, it’s not a deviation from our strategic intent, and the price is simply justifiable, because on an EPS basis, as Werner alluded, it will be additive in 2009 and moving onwards.
With that I would like to ask for the next question.
Audience
Given the evolution of your strategy that you described at the beginning of your presentation, Mr. Kagermann, should we expect more acquisitions on this kind of scale? Secondly, several commentators have interpreted this move as at least in part a reaction to Oracle’s acquisition strategy. Are they gaining market share, as they claim? And lastly, perhaps Mr. Brandt could give a few more details of the financing of the deal, the equity/debt ratio, the size of the loan, and who is arranging it, if possible? Thanks.
Henning Kagermann
Thank you. Two questions, I’ll start with the last one. It’s not a reaction, because we can’t see, if you have compared the data in the last 12, 14, 15 quarters, that Oracle is gaining market share. I think you can just look at the figures and then you see that this is just wrong. Therefore there is no need

Press Conference Frankfurt, 08.10.2007
for reaction here. From a strategic point of view, let me summarize the key points again: first of all the roadmap is unchanged. You have seen my slides, I think now since 3 or 4 years. I think we are on track; we have delivered on everything we have announced a few years ago. We have proven that we can with organic growth outperform the market.
We have also proven that we can be an innovator in the market, from a technological side and from the application side. If you just look to our recent announcement of SAP Business ByDesign: we are good co-innovators, we have the largest and best ecosystem in the industry — at least that’s what analysts tell us. We have proven that we can make tuck-in acquisitions and now we are on our way to prove that we can also make larger acquisitions.
Herbert Heitmann
Next question please?
Werner Brandt
No, I think we still have a part missing, with regard to the financing of the transaction. You can assume that roughly 50% will be financed out of our liquidity and the remaining roughly up to 2.5 billion Euros will be financed, but it’s clearly our intention to reduce the related debt to 0 again by the end of 2009.
Herbert Heitmann
Thank you. Next question.
Roland Klaus, NBC Europe
Mr. Kagermann, the market was a bit irritated by the fact that Business Objects issued a profit warning shortly after you announced the takeover. My question is, in how far were those figures known to you when the deal was fixed? Was it maybe even part of the deal to lure as many shareholders of Business Objects as possible to accept your offer? And I would ask you to comment just briefly on the market reaction, we have seen your share being under heavy pressure today.
Henning Kagermann
I would pass the first question to John, I think it’s more a Business Objects question, and would like to comment the market reaction. I believe that the market is not completely educated. I think you know the regulation: once a decision of this type is made, you have to go out in an ad hoc, what we did yesterday. Therefore there is no time to educate the market. We have time today and the next days and I think once the market understands the benefits of this deal, I think they will give us the credit.
We have pointed out today that this is a very favorable deal for us if you look purely from a financial point of view, and Werner did this. In parallel I think everybody who understands the market can see the strategic impact and the market will also see the reaction of business analysts and customers. From that point of view I would say it’s a very early reaction, because we had no time so far to educate the market.
John Schwarz
On my part, first of all we were open with SAP about the issues that we were facing in the quarter before the transaction was announced, so it was nothing hidden in-between us in that regard. Secondly I would suggest that a large part of the reason why we had difficulties in the last quarter were in fact caused by the rumors that were circulating in the market prior to the announcement, prior to the end of the quarter, and I expect that given the strength of the market demand and the strength of the organization that there is nothing strategically or structurally wrong with our performance.
Herbert Heitmann
Thank you. (Gerald Wiesmann?)?
Gerald Wiesmann (?), Financial Times
Herr Kagermann, I’d like an explanation for this switch in this business user segment to larger acquisitions that you just signaled. You see that switch as being predicated on SAP’s internal development? You’ve done your strategic homework and now it’s time to expand into this or expand

Press Conference Frankfurt, 08.10.2007
more quickly in this sector, or is it really predicated on this extremely fast growth of this market? And secondly, what other fields would you like to see SAP conquer, if I can use that verb?
Henning Kagermann
It’s interesting, our position in this market is a different position than we have in the other segments. I think that’s always important. People have asked me why we have done an organic growth strategy in our home market. And I said look, we are by far the market leader. Where can we acquire an innovative company, if we are so much the market leader? It makes no sense for us. It might make sense for others.
The same was in the midmarket. We went with All-In-One, which was the high end. And everybody said, you will not make it. Then we have proven it was an acquisition that we came to the low end. And then we learned over time that in this market, for example, we have to do it ourselves, because you need this deep knowledge of the industry, what we have, and we came up with ByDesign. In the business user it’s different. Here we have some innovation, some know-how, but we have to accept that in this market there are other leaders, who have started from the beginning of their existence to focus on the segment. And we felt, doing an acquisition of the market leader here is an important strategic move. Because there was no market leader in the other segment, therefore we didn’t make such a move there.
Audience
(Question inaudible)
Henning Kagermann
That’s now speculation. I think, the only thing I can say: there are other areas out there where such a move could make sense. But this was the most important and fastest growing space.
Herbert Heitmann
In the interest of time I’d like to group a few questions that are different from the questions I heard here in there room, from the web. And two go to John, a bit more understanding, John, on your shareholder structures, the role of the founder, and if available for you, the EPS for 2006. This was a question from the German Frankfurter Allgemeine Zeitung.
John Schwarz
Ok. We have a very broad shareholder holding. In fact, as far as I recall correctly, only of 5% or less of our shares are held by, if you will, retail investors. 95% are held by institutional investors. The founders have a very small percentage of ownership in the company, certainly less than 10%, so it’s a very broadly held organization, if you will. And the legal hurdles that we have yet to go through, as Werner pointed out, are regulatory approvals by the French Ministry of Finance, by the AMF, by the US SEC and some other countries, Department of Justice approvals.
Herbert Heitmann
Thank you. Next question here?
Audience
(name?) Deutschlandfunk. Und im Interesse meiner deutschen Hörer bitte ich auch um eine deutsche Antwort. Vielleicht deswegen auch noch ein bisschen Wiederholung. Am Markt hatte man ja den Eindruck, dass ein Teil des Unverständnisses — so verstehe ich das jetzt — darauf beruht, dass der Markt denkt, Sie haben Schwierigkeiten beim Vertrieb der Mittelstandssoftware ByDesign. Das versteht sich jetzt, scheint mir, etwas anders. Wenn Sie das noch mal erläutern würden? Und das zweite ist, warum haben Sie nicht früher zugegriffen? Denn vor einem Jahr war die Aktie ja noch deutlich günstiger von Business Objects?
Translation:
German Radio. And with respect to my german audience I kindly ask for an answer in German. It might be a bit repetitive. The market had the impression that part of the lack of understanding — as I understand it now — is based on the assumption SAP has difficulties selling the midmarket software ByDesign. As far as I understand it this seems to be different. Would you please explain this one more

Press Conference Frankfurt, 08.10.2007
time? And the second question is, why didn’t you take the chance earlier? A year ago the Business Objects shares were a lot cheaper?
Henning Kagermann
Vielen Dank. Das sind zwei wichtige Fragen und ich bedanke mich dafür, dass ich sie klarstellen kann. Das, was wir heute machen, hat überhaupt nichts mit dem zu tun, was wir vor ein paar Wochen im Mittelstand angekündigt haben. Da ging es darum, ein völlig neues Geschäftsmodell, ein völlig neues Geschäftssegment für die SAP zu erschließen, basierend auf einem völlig neuen, innovativen Produkt, was wir alleine entwickelt haben und was wir komplett im so genannten On-Demand Deployment Mode, das heißt also gehosted und über Subscription anbieten werden.
Translation:
Thanks a lot. These are two important questions and I thank you for the opportunity to clarify these. What we do today has nothing to do with what we announced a few weeks ago in the midmarket. In the latter it was regarding a completely new business model, to address a completely new business segment for SAP based on a completely new innovative product which we developed on our own and which we will offer completely in the so called on demand deployment mode, that means hosted and via subscriptions.
Was wir heute tun, das ist wie ich schon gesagt habe, dass wir uns mit einem doch glaube ich sehr wichtigen strategischen Schritt in ein nächstes Marktsegment begeben, schneller begeben als man vielleicht gedacht hat, ein stark wachsendes Marktsegment. Und natürlich, natürlich gibt es Vorteile auch für unser Mittelstandsangebot, gar keine Frage. Aber es war nicht nötig, diese Akquisition zu machen, um jetzt im Mittelstand noch stärker als bisher voran zu kommen. Man vergisst immer wieder komischerweise in der Presse, dass die SAP seit 2 Jahren Weltmarktführer für Anwendungssoftware im Mittelstand ist.
Translation:
What we do today, is what I already mentioned earlier, that we wanted to make an important strategic step into the next market segment, faster than expected, a fast growing market segment. And of course, there are also benefits for our midmarket offering, without any doubt. But it was not necessary to make this acquisition in order to grow faster in the midmarket. For some reason the press seems to forget that for the past two years SAP has been the market leader in business applications for the midmarket.
Herbert Heitmann
Henning was asked whether today’s announcement has anything to do with our efforts in the midmarket. He as well answered the question, why not ... No, he did not answer. Henning, why didn’t we buy or try to acquire Business Objects earlier.
Kagermann
That is an easy answer. You have priorities in life ... ich muss es in Deutsch machen. Es gibt einfach Prioritäten im Leben. Wenn Sie sich angucken, was wir uns 2003/04 vorgenommen haben, dann ist das verdammt viel. Und wir haben ganz klar gesagt, zunächst einmal müssen wir zwei Dinge bewältigen: Das eine ist eine vollständige Transformation unseres Produktportfolio auf eine neue Architektur und wir wollen hier die ersten am Markt sein. Das haben wir erreicht.
Translation:
... I have to give the answer in German. There are simply priorities in life. If you take a look at what we wanted to accomplish in 2003/04, then this was a lot. And we clearly communicated that we first of all need to master two things: One is the complete transformation of our product portfolio to a new architecture and we want to be the first on the market. We have achieved this goal.
Und das zweite, was wir gesagt haben, wir wollen auch die ersten sein, die im Mittelstand mit einem völlig neuen, innovativen Geschäftsmodell kommen. Und das haben wir die letzten drei Jahre auch gemacht und auch erreicht. Ich glaube, jetzt haben wir wieder so viel Kapazität im Management, dass wir uns anderen Themen richtig zuwenden können.
Translation:

Press Conference Frankfurt, 08.10.2007
The second thing we said was that we also want to be the first that offer a brand new innovative business model for the midmarket. And this is what we have done in the past three years and achieved this goal as well. I believe management now has the capacity to appropriately address other issues.
Herbert Heitmann
So, very briefly, Henning basically makes two statements. One is that what we are doing today has nothing to do and is completely unrelated to our announcement in New York a couple of weeks ago about our new offerings for the untapped segment of the midmarket. However, looking into the future we see also opportunities in our joint approach that these customers might benefit from.
Asked about whether we haven’t tried to acquire Business Objects much earlier, Henning stated that you always have to make priorities. For us, it was getting the Business Process Platform on Enterprise SOA out into the market, which is done at the end of 2007 and the introduction of a completely new offering for the midmarket, first happened a few weeks ago. So now is the time, now is opportunity to take on these efforts for business users.
Next question, I will take the next one from the web. Computerwoche asked about what will be the exchange between products in the NetWeaver stack and the Business Objects offering, how is the overlap between these two product categories and how will it be handled? Probably a bit early to answer this, but Henning, what is your intention here?
Kagermann
Thanks. I don’t think we will bring all products of Business Objects into the NetWeaver stack. That would be wrong. I just tried to explain that part of the value, Business Objects is agnostic in terms of technology. They run also on technologies of competitors and we like that. So therefore, we will see if there are certain components, where it makes sense to bring them to NetWeaver. It could also be the opposite that there will be certain components we have that they are reusing.
What we definitely will do, is that that we will continue to have our Business Warehouse in NetWeaver, no doubt. And if you look to the synergies, we should not forget that SAP has with the Business Warehouse 14,000 customers, so we are a really strong player here and Business Objects are extremely strong players in the front-end of business analytics. So you see, there are a lot of synergies here. And details will come in the next months.
Herbert Heitmann
Thank you. And one question for Werner from the web: Will the share buyback program for 2007 be affected by this step?
Werner Brandt
We have, as we said, continued our share buyback in the third quarter, we will announce and talk about this when we announce our result for the third quarter, and of course this will have some impact on the share buyback for the next two years.
Herbert Heitmann
Thank you. Is here any further question in the room? If that is not the case, I once again look at the web. Nobody wants to take the last question, then it was that. I would like to thank you all on this impromptu invitation to join us here in Frankfurt and our colleagues here in the room, but also the usual contacts on the SAP as well as Business Objects side, are ready to answer whatever else questions you might have. Thanks for joining us here and have a nice day.

Press Conference Frankfurt, 08.10.2007
Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.